MUTUAL SHAREHOLDER SERVICES, LLC

November 14, 2016

Ken Ellington

Staff Accountant

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:

AMM Funds – Fallen Angels Income Fund – SOX Review

Dear Mr. Ellington,

Please accept this correspondence letter in regards to the recent Sarbanes-Oxley review conducted by the U.S. Securities and Exchange Commission (“SEC”).

Comment:

Performance illustration in the July 31, 2016 annual report disclosed the expense ratio from the December 1, 2015 Prospectus.  Please include a footnote referring readers to the Financial Highlights for a more current expense ratio.

Response:

After review, the annual report correctly referenced the 2015 prospectus and expense ratio of 2.40%.  The Fund will include a footnote referring readers to the Financial Highlights for a more current expense ratio going forward.

Comment:

In the Fund’s Schedule of Investments, in reference to the Fund’s structured notes, please indicate what type of structured note the Fund holds.

Response:

Going forward, the Fund will further describe what type of structured notes the Fund is holding when reporting within the Schedule of Investments.

Comment:

In accordance with Regulation S-X § 6-04.10, the Fund is required to state separately any expense that is material on the Fund’s Statement of Assets and Liabilities.  The SEC noted a large amount of “other expenses” in relation to the overall liabilities of the Fund on the Fund’s Statement of Assets and Liabilities.

Response:

Going forward, the Fund will ensure compliance with Regulation S-X § 6-04.10, and separately label any material expenses on the Fund’s Statement of Assets and Liabilities.

Feel free to contact me for any further clarification or detail on the information that has been provided.

Sincerely,

/s/ Brandon Pokersnik

Mutual Shareholder Services, LLC

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio  44147

440-922-0066  Ext. 109

bpokersnik@mutualss.com

8000 TOWN CENTRE DR, STE 400 • BROADVIEW HEIGHTS, OHIO • 44147

PHONE: 440-922-0066 • FAX: 440-526-4446

WWW.MUTUALSS.COM